Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Kingsoft Cloud Holdings Limited

金山云控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 3896)

(Nasdaq Stock Ticker: KC)

POLL RESULTS OF THE EXTRAORDINARY GENERAL MEETING HELD ON DECEMBER 31, 2024

Reference is made to the circular (the “Circular”) of Kingsoft Cloud Holdings Limited (the “Company”) incorporating, amongst others, the notice of the extraordinary general meeting of the Company (the “EGM”) dated November 29, 2024. Unless otherwise defined herein, capitalized terms used in this announcement shall have the same meanings as those defined in the Circular.

The Board is pleased to announce that all the resolutions proposed at the EGM were duly passed by the Shareholders by way of poll. The poll results are as follows:

NUMBER OF VOTES CAST AND PERCENTAGE (%)
ORDINARY RESOLUTIONS		FOR	AGAINST	ABSTAIN
1.	THAT the terms of the 2024 Kingsoft Framework Agreement entered into by the Company and Kingsoft Corporation on November 19, 2024 and the cloud services contemplated thereunder (including the proposed annual caps for the three years ending December 31, 2027) be and hereby approved and confirmed.	571,621,983 (99.97%)	192,030 (0.03%)	163,020 (-)
2.	THAT the terms of the 2024 Xiaomi Framework Agreement entered into by the Company and Xiaomi on November 19, 2024 and the transactions contemplated thereunder (including the proposed annual caps for the three years ending December 31, 2027) be and hereby approved and confirmed.	1,564,520,942 (99.99%)	192,645 (0.01%)	163,005 (-)

NUMBER OF VOTES CAST AND PERCENTAGE (%)
ORDINARY RESOLUTIONS		FOR	AGAINST	ABSTAIN
3.	THAT any one executive Director be and is hereby authorized to (i) determine the relevant commercial terms arising from the 2024 Kingsoft Framework Agreement and the 2024 Xiaomi Framework Agreement, (ii) sign or execute such other documents or supplement agreements or deeds in respect of the 2024 Kingsoft Framework Agreement and the 2024 Xiaomi Framework Agreement on behalf the Company, and (iii) do all such things and take all such actions as he may consider necessary or desirable for the purpose of giving effect to the 2024 Kingsoft Framework Agreement and the 2024 Xiaomi Framework Agreement and completing relevant transactions.	1,977,755,007 (99.97%)	658,755 (0.03%)	816,855 (-)

Notes:

(a)	As a majority of the votes were cast in favour of each of the resolutions numbered 1 to 3 above, such resolutions were duly passed as ordinary resolutions.

(b)	As of the Shares Record Date, the total number of issued Shares was 3,805,284,801 Shares, and there were (i) no treasury Shares held by the Company (including any treasury Shares held or deposited with Central Clearing and Settlement System); and (ii) no repurchased Shares which are pending cancellation and should be excluded from the total number of issued Shares for the purpose of the EGM.

(c)	Such Shareholders, pursuant to the Hong Kong Listing Rules, shall and has abstained from voting at the EGM:

(i)	For the resolution numbered 1, the Shares held by Kingsoft Corporation and its associates and the unvested Shares held by the share scheme trustee of the Company shall be required to abstain from voting, being an aggregate of 1,575,944,829 as at the Share Record Date.

(ii)	For the resolution numbered 2, the Shares held by Xiaomi and its associates and the unvested Shares held by the share scheme trustee of the Company shall be required to abstain from voting, being an aggregate of 618,859,245 as at the Share Record Date.

To the best of the Directors’ knowledge, information and belief, and save as disclosed above, there was no other Shareholder who had any material interest in any resolutions proposed at the EGM, therefore, none of other Shareholders was required to abstain from voting on any resolutions and none of the Shareholders have stated their intention in the Circular to vote against or to abstain from voting on any of the resolutions proposed at the EGM. There were no Shares entitling the holders to attend and abstain from voting in favour of any resolution at the EGM as set out in Rule 13.40 of the Hong Kong Listing Rules.

(d)	Accordingly, the total number of Shares entitling Shareholders to attend and vote in favour of, against or in abstention on the resolutions numbered 1, 2 and 3 proposed at the EGM was 2,229,339,972, 3,186,425,556 and 3,805,284,801, respectively.

(e)	The Company’s share registrar in Hong Kong, Tricor Investor Services Limited, acted as the scrutineer for the vote-taking at the EGM.

(f)	All Directors, namely Mr. Lei Jun, Mr. Zou Tao, Mr. He Haijian, Mr. Feng Honghua, Mr. Yu Mingto, Mr. Wang Hang and Ms. Qu Jingyuan attended the EGM either in person or via electronic means.

By order of the Board
Kingsoft Cloud Holdings Limited Mr. Zou Tao
Vice Chairman of the Board, Executive Director and acting Chief Executive Officer

Hong Kong, December 31, 2024

As at the date of this announcement, the board of directors of the Company comprises Mr. Lei Jun as Chairman and non-executive director, Mr. Zou Tao as Vice Chairman and executive director, Mr. He Haijian as executive director, Mr. Feng Honghua as non-executive director, and Mr. Yu Mingto, Mr. Wang Hang and Ms. Qu Jingyuan as independent non-executive directors.

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